Spark Networks SE

Kohlfurter Straße 41/43

Berlin 10999

Germany

September 28, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Celeste M. Murphy
Joshua Shainess

Spark Networks SE

Registration Statement on Form F-4

File No. 333-220000

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spark Networks SE (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”), as amended on September 15, 2017 , September 27, 2017 and September 28, 2017, be accelerated so that the Registration Statement becomes effective under the Securities Act by 2:00 p.m., New York City time, on September 29, 2017, or as soon thereafter as practicable.

Please contact Brett Nadritch, Milbank, Tweed, Hadley & McCloy LLP, at (212) 530-5301 with any questions you may have concerning this request. In addition, please notify Mr. Nadritch when the request for acceleration has been granted.

Sincerely,

SPARK NETWORKS SE

By
/s/ Michael Schrezenmaier
Name: Michael Schrezenmaier
Title: Managing Director

cc:	Jeronimo Folgueira, Spark Networks SE
Herbert Sablotny, Spark Networks SE
Robert O’Hare, Spark Networks, Inc.
Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP
Brett Nadritch, Milbank, Tweed, Hadley & McCloy LLP
Murray Indick, Morrison & Foerster LLP
John Rafferty, Morrison & Foerster LLP